Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
BG Personnel, LP	Texas
BGSF Professional, LLC	Delaware
B G Staff Services, Inc.	Texas
BG Finance and Accounting, Inc.	Delaware
BG California Finance & Accounting Staffing, Inc.	Delaware
BG California IT Staffing, Inc.	Delaware
BG California Multifamily Staffing, Inc.	Delaware
EdgeRock Technologies Holdings, Inc.	Delaware
EdgeRock Technologies, LLC	Massachusetts
BG Personnel of Texas, LLC	Texas